1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of October 2010
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑           Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐           No ☑
(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: ______.)

FOR IMMEDIATE RELEASE
CONTACT
Elizabeth Sun
Corporate Communication Division
TSMC
invest@tsmc.com
886-3-568-2085
Topics in This Report
•	Revenue Analysis

•	Profit & Expense Analysis

•	Financial Condition Review

•	Cash Flow

•	CapEx & Capacity

•	Recap of Recent Important Events & Announcements
Operating Results Review:
Summary:

(Amounts are on consolidated basis and are in NT
billions except otherwise noted)	3Q10	2Q10	3Q09	QoQ	YoY

EPS (NT$ per common share)	1.81	1.55	1.18	16.5%	54.0%
(US$ per ADR unit)	0.28	0.24	0.18

Consolidated Net Sales	112.25	104.96	89.94	6.9%	24.8%
Gross Profit	56.13	51.93	42.86	8.1%	31.0%
Gross Margin	50.0%	49.5%	47.7%

Operating Expense	(13.06)	(11.46)	(10.87)	14.0%	20.1%
Operating Income	43.07	40.47	31.99	6.4%	34.6%
Operating Margin	38.4%	38.6%	35.6%
Non-Operating Items	6.61	1.94	0.97

Net Income	46.94	40.28	30.55	16.5%	53.6%
Net Profit Margin	41.8%	38.4%	34.0%

Wafer Shipment (kpcs 8 inch-equiv.)	3,191	2,927	2,445	9.0%	30.5%
Note: Total outstanding shares were 25,907mn units on 9/30/10
Financial Highlights:
Third Quarter 2010
•	Consolidated net sales were NT$112.25 billion, representing a 6.9% increase from NT$104.96 billion in 2Q10 and a 24.8% increase from NT$89.94 billion in 3Q09.

•	Gross margin was 50.0%, 0.5 percentage point higher than 2Q10 and 2.3 percentage points higher than 3Q09 level.

•	Operating margin was 38.4%, down 0.2 percentage point from 2Q10, and up 2.8 percentage points from 3Q09.

•	Non-operating income and long-term investment combined were a gain of NT$6.61 billion, compared to a gain of NT$1.94 billion in 2Q10, and NT$0.97 billion in 3Q09.

•	Consolidated net income attributable to shareholders of the parent company was NT$46.94 billion, up 16.5% from 2Q10. Net profit margin was 41.8% and diluted EPS was NT$1.81.

TSMC
October 28, 2010	Page 2
I. Revenue Analysis
I. Wafer Sales Analysis

By Application	3Q10	2Q10	3Q09
Computer	25%	29%	28%
Communication	44%	41%	42%
Consumer	14%	15%	16%
Industrial/Others	17%	15%	14%

By Technology	3Q10	2Q10	3Q09
40/45nm	17%	16%	4%
65nm	29%	27%	31%
90nm	14%	16%	18%
0.11/0.13um	12%	13%	14%
0.15/0.18um	17%	17%	21%
0.25/0.35um	8%	8%	9%
0.50um+	3%	3%	3%

By Customer Type	3Q10	2Q10	3Q09
Fabless/System	78%	79%	80%
IDM	22%	21%	20%

By Geography	3Q10	2Q10	3Q09
North America	67%	66%	70%
Asia Pacific	15%	15%	13%
China	3%	3%	3%
Europe	11%	11%	11%
Japan	4%	5%	3%
Revenue Analysis:
Third quarter revenue was NT$112.25 billion, representing a 6.9% increase from the prior quarter. Communication continued its strong momentum with a 13% QoQ growth. Consumer and Industrial increased 4% and 19% from 2Q10, respectively, while Computer declined 7% due to weaker-than-seasonal demand.
In terms of technology, we continued to see strong demand from customers adopting TSMC’s leading edge technologies. 40/45nm and 65nm continued to grow and represented 17% and 29% of total wafer sales, respectively. Revenues from 0.13-micron and below accounted for 72% of total wafer sales.
Revenues from IDM customers grew 14% in 3Q10, much stronger than the overall growth. IDM customers accounted for 22% of total wafer sales during the quarter.
From a geographic perspective, revenues from customers based in North America accounted for 67% of total wafer sales, while sales from Asia Pacific, China, Europe and Japan accounted for 15%, 3%, 11%, and 4% of total wafer sales, respectively.
II . Profit & Expense Analysis
II — 1. Gross Profit Analysis

(In NT billions)	3Q10	2Q10	3Q09

COGS	56.12	53.03	47.08
Depreciation	20.40	19.26	18.37
Other MFG Cost	35.72	33.77	28.71

Gross Profit	56.13	51.93	42.86

Gross Margin	50.0%	49.5%	47.7%
Gross Profit Analysis:
Gross margin was 50.0% in 3Q10, up 0.5 percentage point from the prior quarter, primarily due to continued cost improvement and a favorable foreign exchange rate.

TSMC
October 28, 2010	Page 3
II — 2. Operating Expenses

(In NT billions)	3Q10	2Q10	3Q09

Total Operating Exp.	13.06	11.46	10.87

SG&A	5.02	4.27	4.67

Research & Development	8.04	7.19	6.20

Total Operating Exp. as a % of Sales	11.6%	10.9%	12.1%
Operating Expenses:
Total operating expenses were NT$13.06 billion, representing 11.6% of net sales.
SG&A expenses increased NT$0.75 billion from 2Q10, primarily due to higher opening expenses for Fab 12 Phase 5.
Research and development expenditures increased NT$0.85 billion sequentially, mainly reflecting a higher level of development activities for 28nm and 20nm technologies.
II — 3. Non-Operating Items

(In NT billions)	3Q10	2Q10	3Q09

Non-Operating Inc./(Exp.)	5.71	1.41	0.52
Net Interest Income/(Exp.)	0.30	0.33	0.42
Other Non-Operating	5.41	1.08	0.10

L-T Investments	0.90	0.53	0.45
SSMC	0.35	0.33	0.26
Others	0.55	0.20	0.19

Total Non-Operating Items	6.61	1.94	0.97
Non-Operating Items:
Total non-operating items were a gain of NT$6.61 billion for 3Q10.
Non-operating income was NT$5.71 billion, up NT$4.30 billion from 2Q10, primarily accounting for the receipt of SMIC shares valued at NT$4.43 billion from the SMIC litigation settlement.
Net investment gain was NT$0.90 billion, up NT$0.37 billion from the prior quarter, reflecting business improvement among certain invested companies.
III. Financial Condition Review
III — 1. Liquidity Analysis
          (Balance Sheet Items)

(In NT billions)	3Q10	2Q10	3Q09

Cash & Marketable Securities	167.21	206.54	180.32
Accounts Receivable — Trade	47.38	48.06	35.88
Inventory	26.66	24.80	19.18
Other Current Assets	5.39	7.22	8.86
Total Current Assets	246.64	286.62	244.24
Short Term Loans	37.91	18.08	0.00
Accounts Payable	39.74	38.79	26.30
Dividends Payable	0.00	77.89	0.00
Accrued Employee Profit Sharing/Bonus	11.50	14.57	8.62
Accrued Liabilities and Others	20.09	16.94	20.09
Total Current Liabilities	109.24	166.27	55.01
Current Ratio (x)	2.3	1.7	4.4
Net Working Capital	137.40	120.35	189.23
Liquidity Analysis:
At the end of 3Q10, total cash and marketable securities decreased by NT$39.33 billion to NT$167.21 billion, primarily due to cash dividends payment of NT$77.71 billion during this quarter.
Accounts receivable decreased slightly, while inventory increased NT$1.86 billion.
Total current liabilities decreased NT$57.03 billion in this quarter, primarily due to payment of cash dividends, partially offset by an increase of short-term loans.
Net working capital was NT$137.4 billion and current ratio was 2.3x.

TSMC October 28, 2010	Page 4
III - 2. Receivable/Inventory Days

(In Number of Days)	3Q10	2Q10	3Q09

Days of Receivable	39	39	36

Days of Inventory	47	45	41
Receivable and Inventory Days:
Days of receivable remained flat at 39 days in this quarter, while days of inventory increased by 2 days to 47 days.
III - 3. Debt Service

(In NT billions)	3Q10	2Q10	3Q09

Cash & Marketable Securities	167.21	206.54	180.32

Interest-Bearing Debt	51.59	31.96	15.33

Net Cash Reserves	115.62	174.58	164.99
Debt Service:
Net cash reserves, defined as cash and short-term marketable securities minus interest-bearing debt, decreased NT$58.96 billion to NT$115.62 billion in 3Q10. The decrease was mainly due to a decrease of NT$39.33 billion in cash and marketable securities and an increase of NT$19.83 billion in short-term loans for the purpose of hedging an increased portion of the company’s US dollar position.
IV. Cash Flow
IV - 1.1. Cash Flow Analysis

(In NT billions)	3Q10	2Q10	3Q09

Net Income	46.94	40.28	30.55
Depreciation & Amortization	22.37	21.13	20.00
Employee Profit Sharing Payment	n.a	n.a	(7.49)
Other Operating Sources/(Uses)	(5.36)	(12.48)	3.60
Total Operating Sources/(Uses)	63.95	48.93	46.66

Capital Expenditure	(42.15)	(52.72)	(32.04)
Marketable Financial Instruments	4.37	0.17	(18.94)
Long Term Investment	0.00	(1.62)	n.a
Other Investing Sources/(Uses)	(7.25)	(0.04)	(0.53)
Net Investing Sources/(Uses)	(45.03)	(54.21)	(51.51)

Proceeds from Short Term Loans	19.83	17.76	0.00
Cash Dividends	(77.71)	0.00	(76.88)
Other Financing Sources/(Uses)	(0.23)	(0.15)	(0.11)
Net Financing Sources/(Uses)	(58.11)	17.61	(76.99)

Net Cash Position Changes	(39.19)	12.33	(81.84)

Exchange Rate Changes & Others	(1.03)	0.36	(0.74)

Ending Cash Balance	132.27	172.49	156.94
Summary of Cash Flow:
Cash generated from operating activities totaled NT$63.95 billion during the quarter, up NT$15.02 billion from 2Q10, mainly due to the increase in net income and decreased uses in non-cash net working capital.
Net cash used in investing activities totaled NT$45.03 billion, mostly for capital expenditures of NT$42.15 billion and other investing uses of NT$7.25 billion, which mainly reflect the deposits paid to equipment vendors.
Net cash used in financing activities totaled NT$58.11 billion during the quarter, mainly due to the payment of cash dividends, partially offset by proceeds from short-term loans.
As a result, TSMC ended 3Q10 with a cash balance of NT$132.27 billion.

TSMC October 28, 2010	Page 5
Operating and Free Cash Flows:
Free cash flow, defined as the excess of operating cash flows over capital expenditures, was NT$21.80 billion in 3Q10, compared to negative NT$3.79 billion in 2Q10 and NT$14.62 billion in 3Q09.
V. CapEx & Capacity
V-1. Capital Expenditures

(In US millions)	1Q10	2Q10	3Q10	YTD

TSMC	1,433	1,645	1,275	4,353
XinTec and GUC	2	4	10	16
TSMC China & WaferTech	8	7	34	49
Other TSMC Subsidiaries	1	1	0	2

Total TSMC	1,444	1,657	1,319	4,420
Capital Expenditures:
Capital expenditures for TSMC on a consolidated basis were US$1.32 billion in 3Q10.
Total capital expenditures in the first three quarters of 2010 reached US$4.42 billion.
V-2. Capacity

	2009	1Q10	2Q10	3Q10	4Q10	2010
Fab / (Wafer size)	(A)	(A)	(A)	(A)	(F)	(F)
Fab-2 (6")(1)	1,121	254	236	255	255	1,000
Fab-3 (8")	1,150	267	282	300	300	1,149
Fab-5 (8")	599	139	144	141	141	564
Fab-6 (8")	1,154	269	280	282	282	1,113
Fab-8 (8")	1,066	247	253	254	255	1,009
Fab-12 (12")(2)	879	269	300	309	315	1,194
Fab-14 (12")(2)	958	261	299	360	406	1,326
WaferTech (8")	431	106	107	108	108	429
TSMC China (8")	531	132	134	145	147	557
TSMC total capacity (8" equiv. Kpcs)	9,695	2,497	2,680	2,879	2,997	11,053
SSMC (8")	259	69	69	69	69	276
Total managed capacity (8" equiv. Kpcs)	9,955	2,566	2,749	2,948	3,066	11,329

(1)	Figures represent number of 6" wafers. Conversion to 8"-equivalent wafers is obtained by dividing this number by 1.78

(2)	Figures represent number of 12" wafers. Conversion to 8"-equivalent wafers is obtained by multiplying this number by 2.25
Capacity:
During the third quarter, Fab 14 successfully accelerated productivity improvement on certain advanced technology ahead of our original schedule, which led to an upward revision of our annual capacity plan.
Total managed capacity in 2010 is now expected to increase 14% sequentially to 11,329K 8-inch equivalent wafers, compared with 11,299K 8-inch equivalent wafers planned in the prior quarter. 12-inch wafer capacity is expected to increase 37% in 2010.
Total managed capacity was 2,948K 8-inch equivalent wafers in 3Q10, increased by 7% from 2,749K in 2Q10.

TSMC October 28, 2010	Page 6
VI. Recap of Recent Important Events & Announcements
•	TSMC Begins Building Solar R&D Center and Fab in Central Taiwan ( 2010/09/16 )

•	TSMC Was Named the Semiconductor Sector Leader in 2010 Dow Jones Sustainability Index (DJSI) Survey and Included as Index Component for the 10th Consecutive Year ( 2010/09/09 )

•	ARM and TSMC Sign Long-Term Strategic Agreement That Enables Broad Processor and Physical IP Optimization on TSMC’s Most Advanced Technology Nodes ( 2010/07/20 )

•	TSMC Begins Construction on GigafabTM In Central Taiwan ( 2010/07/16 )

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED AND SUBSIDIARIES
Consolidated Condensed Balance Sheets
(Expressed in Millions of New Taiwan Dollars (“NTD”) and U.S. Dollars (“USD”)) (1)

	September 30, 2010 (unaudited)			June 30, 2010 (audited)		September 30, 2009 (unaudited)		QoQ		YoY
	USD	NTD	%	NTD	%	NTD	%	Amount	%	Amount	%
ASSETS
Current Assets
Cash and Cash Equivalents	$4,222	$132,269	19.8	$172,486	25.3	$156,935	29.0	($40,217)	(23.3)	($24,666)	(15.7)
Investments in Marketable Financial Instruments	1,115	34,940	5.2	34,056	5.0	23,384	4.3	884	2.6	11,556	49.4
Accounts Receivable — Trade	1,512	47,381	7.1	48,062	7.1	35,881	6.6	(681)	(1.4)	11,500	32.1
Inventories	851	26,663	4.0	24,800	3.6	19,176	3.5	1,863	7.5	7,487	39.0
Other Current Assets	172	5,384	0.8	7,211	1.1	8,865	1.7	(1,827)	(25.3)	(3,481)	(39.3)

Total Current Assets	7,872	246,637	36.9	286,615	42.1	244,241	45.1	(39,978)	(13.9)	2,396	1.0

Long-term Investments	1,270	39,784	6.0	40,962	6.0	38,553	7.1	(1,178)	(2.9)	1,231	3.2

Properties, Plant and Equipment	35,197	1,102,720	165.2	1,062,915	156.1	911,844	168.3	39,805	3.7	190,876	20.9
Less: Accumulated Depreciation	(24,052)	(753,541)	(112.9)	(734,445)	(107.8)	(675,028)	(124.6)	(19,096)	2.6	(78,513)	11.6

Properties, Plant and Equipment, Net	11,145	349,179	52.3	328,470	48.3	236,816	43.7	20,709	6.3	112,363	47.4

Intangible and Other Assets	1,020	31,952	4.8	24,729	3.6	22,287	4.1	7,223	29.2	9,665	43.4

Total Assets	$21,307	$667,552	100.0	$680,776	100.0	$541,897	100.0	($13,224)	(1.9)	$125,655	23.2

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Short-term Loans	$1,210	$37,910	5.7	$18,083	2.7	$—	—	$19,827	109.7	$37,910	—
Accounts Payables	418	13,092	2.0	12,867	1.9	10,633	2.0	225	1.8	2,459	23.1
Payables to Contractors and Equipment Suppliers	850	26,645	4.0	25,922	3.8	15,666	2.9	723	2.8	10,979	70.1
Accrued Expenses and Other Current Liabilities	980	30,718	4.6	108,504	15.9	28,401	5.2	(77,786)	(71.7)	2,317	8.2
Current Portion of Bonds Payable and Long-term Debts	28	871	0.1	889	0.1	309	0.1	(18)	(2.1)	562	182.2

Total Current Liabilities	3,486	109,236	16.4	166,265	24.4	55,009	10.2	(57,029)	(34.3)	54,227	98.6

Bonds Payable	144	4,500	0.7	4,500	0.7	4,500	0.8	—	—	—	—
Other Long-term Liabilities	412	12,912	1.9	13,138	1.9	15,761	2.9	(226)	(1.7)	(2,849)	(18.1)

Total Liabilities	4,042	126,648	19.0	183,903	27.0	75,270	13.9	(57,255)	(31.1)	51,378	68.3

Shareholders’ Equity Attributable to Shareholders of the Parent
Capital Stock at Par Value	8,269	259,074	38.8	259,050	38.0	259,007	47.8	23	0.0	66	0.0
Capital Surplus	1,776	55,634	8.3	55,567	8.2	55,440	10.2	67	0.1	194	0.4
Legal Capital Reserve (2)	2,753	86,239	12.9	86,239	12.7	77,317	14.3	—	—	8,922	11.5
Special Capital Reserve (2)	42	1,313	0.2	1,313	0.2	—	—	—	—	1,313	—
Unappropriated Earnings (2)	4,389	137,506	20.6	90,567	13.3	71,899	13.3	46,940	51.8	65,608	91.2
Others	(104)	(3,243)	(0.5)	(52)	—	(778)	(0.2)	(3,190)	6091.5	(2,464)	316.9

Equity Attributable to Shareholders of the Parent	17,125	536,523	80.3	492,684	72.4	462,885	85.4	43,840	8.9	73,639	15.9
Minority Interests	140	4,381	0.7	4,189	0.6	3,742	0.7	191	4.6	638	17.1

Total Shareholders’ Equity	17,265	540,904	81.0	496,873	73.0	466,627	86.1	44,031	8.9	74,277	15.9

Total Liabilities & Shareholders’ Equity	$21,307	$667,552	100.0	$680,776	100.0	$541,897	100.0	($13,224)	(1.9)	$125,655	23.2

Note:

(1)	Amounts in New Taiwan dollars have been translated into U.S. dollars at the rate of NT$31.330 as of September 30, 2010.

(2)	Certain prior period balances have been reclassified to conform to the current period presentation.

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED AND SUBSIDIARIES
Unaudited Consolidated Condensed Income Statements
For the Three Months Ended September 30, 2010, June 30, 2010, September 30, 2009
(Expressed in Millions of New Taiwan Dollars ("NTD") and U.S. Dollars ("USD") (1)
Except for Per Share Amounts and Shares Outstanding)

	3Q 2010			2Q 2010		3Q 2009		QoQ		YoY
	USD	NTD	%	NTD	%	NTD	%	Amount	%	Amount	%
Net Sales	$3,515	$112,247	100.0	$104,962	100.0	$89,936	100.0	$7,285	6.9	$22,311	24.8
Cost of Sales	(1,758)	(56,122)	(50.0)	(53,036)	(50.5)	(47,078)	(52.3)	(3,086)	5.8	(9,044)	19.2

Gross Profit	1,757	56,125	50.0	51,926	49.5	42,858	47.7	4,199	8.1	13,267	31.0

Operating Expenses
Research and Development Expenses	(252)	(8,035)	(7.2)	(7,190)	(6.9)	(6,202)	(6.9)	(845)	11.7	(1,833)	29.6
General and Administrative Expenses	(112)	(3,575)	(3.1)	(2,931)	(2.8)	(3,541)	(3.9)	(644)	22.0	(34)	1.0
Sales and Marketing Expenses	(45)	(1,449)	(1.3)	(1,337)	(1.2)	(1,131)	(1.3)	(112)	8.4	(318)	28.1

Total Operating Expenses	(409)	(13,059)	(11.6)	(11,458)	(10.9)	(10,874)	(12.1)	(1,601)	14.0	(2,185)	20.1

Income from Operations	1,348	43,066	38.4	40,468	38.6	31,984	35.6	2,598	6.4	11,082	34.6

Non-Operating Income, Net	179	5,707	5.1	1,413	1.3	519	0.5	4,294	304.1	5,188	998.6
Equity in Earnings of Equity Method Investees, Net	28	902	0.8	529	0.5	454	0.5	373	70.5	448	98.9

Income before Income Tax	1,555	49,675	44.3	42,410	40.4	32,957	36.6	7,265	17.1	16,718	50.7

Income Tax Expenses	(79)	(2,552)	(2.3)	(1,943)	(1.8)	(2,285)	(2.5)	(609)	31.3	(267)	11.7

Net Income	1,476	47,123	42.0	40,467	38.6	30,672	34.1	6,656	16.5	16,451	53.6

Net Income Attributable to Minority Interests	(6)	(183)	(0.2)	(185)	(0.2)	(121)	(0.1)	2	(0.2)	(62)	51.6

Net Income Attributable to Shareholders of the Parent	1,470	46,940	41.8	40,282	38.4	30,551	34.0	6,658	16.5	16,389	53.6

Earnings per Share — Diluted	$0.06	$1.81		$1.55		$1.18		$0.26	16.5	$0.63	54.0

Earnings per ADR — Diluted (2)	$0.28	$9.06		$7.77		$5.88		$1.29	16.5	$3.18	54.0

Weighted Average Outstanding Shares - Diluted ("M)(3)		25,919		25,917		25,983

Note:

(1)	Amounts in New Taiwan dollars have been translated into U.S. dollars at the weighted average rate of NTD31.936 for the third quarter of 2010.

(2)	1 ADR equals 5 ordinary shares.

(3)	Total diluted weighted average outstanding shares were 25,917M and 25,983M shares for 2Q10 and 3Q09 after the retroactive adjustments for exercise price of stock option.

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED AND SUBSIDIARIES
Unaudited Consolidated Condensed Income Statements
For the Nine Months Ended September 30, 2010 and 2009
(Expressed in Millions of New Taiwan Dollars ("NTD") and U.S. Dollars ("USD") (1)
Except for Per Share Amounts and Shares Outstanding)

	For The Nine Months Ended September 30
	2010			2009		YoY
	USD	NTD	%	NTD	%	Amount	%
Net Sales	$9,699	$309,396	100.0	$203,648	100.0	$105,748	51.9
Cost of Sales	(4,927)	(157,160)	(50.8)	(119,014)	(58.4)	(38,146)	32.1

Gross Profit	4,772	152,236	49.2	84,634	41.6	67,602	79.9

Operating Expenses
Research and Development Expenses	(678)	(21,635)	(7.0)	(15,026)	(7.4)	(6,609)	44.0
General and Administrative Expenses	(281)	(8,978)	(2.9)	(8,017)	(4.0)	(961)	12.0
Sales and Marketing Expenses	(125)	(3,961)	(1.3)	(3,271)	(1.6)	(690)	21.1

Total Operating Expenses	(1,084)	(34,574)	(11.2)	(26,314)	(13.0)	(8,260)	31.4

Income from Operations	3,688	117,662	38.0	58,320	28.6	59,342	101.8

Non-Operating Income, Net	254	8,118	2.7	2,028	1.0	6,090	300.3
Equity in Earnings (Losses) of Equity Method Investees, Net	51	1,608	0.5	(253)	(0.1)	1,861	(735.3)

Income before Income Tax	3,993	127,388	41.2	60,095	29.5	67,293	112.0

Income Tax Expenses	(187)	(5,973)	(1.9)	(3,489)	(1.7)	(2,484)	71.2

Net Income	3,806	121,415	39.3	56,606	27.8	64,809	114.5

Net Income Attributable to Minority Interests	(17)	(530)	(0.2)	(54)	-	(476)	881.9

Net Income Attributable to Shareholders of the Parent	3,789	120,885	39.1	56,552	27.8	64,333	113.8

Earnings per Share - Diluted	$0.15	$4.66		$2.18		$2.48	114.3

Earnings per ADR - Diluted (2)	$0.73	$23.32		$10.88		$12.44	114.3

Weighted Average Outstanding Shares - Diluted ("M) (3)		25,918		25,981

Note:

(1)	Amounts in New Taiwan dollars have been translated into U.S. dollars at the weighted average rate of NTD 31.900 for the nine months ended September 30, 2010.

(2)	1 ADR equals 5 ordinary shares.

(3)	Total diluted weighted average outstanding shares were 25,981M shares for the nine months ended September 30, 2009 after the retroactive adjustment for exercise price of stock option.

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED AND SUBSIDIARIES
Consolidated Condensed Statements of Cash Flows
For the Nine Months Ended September 30, 2010, and for the Three Months Ended September 30, 2010, June 30, 2010 and September 30, 2009
(Expressed in Millions of New Taiwan Dollars (“NTD”) and U.S. Dollars (“USD”)) (1)

	Nine Months 2010		3Q 2010	2Q 2010	3Q 2009
	(unaudited)		(unaudited)	(unaudited)	(unaudited)
	USD	NTD	NTD	NTD	NTD
Cash Flows from Operating Activities:
Net Income Attributable to Shareholders of the Parent	$3,789	$120,885	$46,940	$40,282	$30,551
Net Income Attributable to Minority Interest	17	530	183	185	121
Depreciation & Amortization	2,022	64,506	22,372	21,131	20,001
Deferred Income Tax	(8)	(257)	599	(138)	(426)
Equity in Earnings of Equity Method Investees, Net	(50)	(1,608)	(902)	(529)	(454)
Changes in Working Capital & Others	(788)	(25,144)	(5,240)	(12,005)	(3,138)

Net Cash Provided by Operating Activities	4,982	158,912	63,952	48,926	46,655

Cash Flows from Investing Activities:
Acquisitions of:
Marketable Financial Instruments	(1,427)	(45,509)	(9,074)	(10,577)	(20,827)
Investments Accounted for Using Equity Method	(196)	(6,242)	—	(13)	(32)
Property, Plant and Equipment	(4,420)	(141,008)	(42,151)	(52,721)	(32,038)
Financial Assets Carried at Cost	(55)	(1,754)	(31)	(1,612)	(139)
Proceeds from Disposal or Redemption of:
Marketable Financial Instruments	1,455	46,413	13,443	10,750	1,886
Property, Plant and Equipment	4	133	21	76	2
Financial Assets Carried at Cost	7	222	42	154	19
Others	(244)	(7,784)	(7,281)	(266)	(381)

Net Cash Used In Investing Activities	(4,876)	(155,529)	(45,031)	(54,209)	(51,510)

Cash Flows from Financing Activities:
Increase in Short-term Loans	1,188	37,910	19,827	17,765	—
Decrease in Guarantee Deposits	(6)	(185)	(57)	(38)	(77)
Proceeds from Exercise of Employee Stock Options	5	151	65	49	162
Cash Dividends Paid for Common Stock	(2,436)	(77,708)	(77,708)	—	(76,876)
Others	(47)	(1,503)	(235)	(160)	(191)

Net Cash Provided by (Used in) Financing Activities	(1,296)	(41,335)	(58,108)	17,616	(76,982)

Net Increase (Decrease) in Cash and Cash Equivalents	(1,190)	(37,952)	(39,187)	12,333	(81,837)

Effect of Exchange Rate Changes on Cash and Cash Equivalents	(33)	(1,055)	(1,030)	353	(745)

Cash and Cash Equivalents at Beginning of Period	5,369	171,276	172,486	159,800	239,517

Cash and Cash Equivalents at End of Period	$4,146	$132,269	$132,269	$172,486	$156,935

Note:

(1)	Amounts in New Taiwan dollars have been translated into U.S. dollars at the weighted average rate of NTD31.900 for the nine months ended September 30, 2010.

TSMC Property TSMC 2010 Third Quarter Investor Conference October 28, 2010 © 2010 TSMC, Ltd

Agenda Welcome 3Q10 Financial Results and 4Q10 Outlook ??CEO Comments ??Q&A Elizabeth Sun Lora Ho Morris Chang Morris Chang / Lora Ho © 2010 TSMC, Ltd

TSMC Property TSMC Property Safe Harbor Notice
TSMC’s statements of its current expectations are forward-looking statements subject to significant risks and uncertainties and actual results may differ materially from those contained in the forward-looking statements.
Information as to those factors that could cause actual results to vary can be found in TSMC’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”) on April 15, 2010 and such other documents as TSMC may file with, or submit to, the SEC from time to time.
Except as required by law, we undertake no obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise.
© 2010 TSMC, Ltd

3Q10 Financial Highlights TSMC Property
3Q104Q072Q104Q07 3Q09 3Q10 QoQ QoQ YoYYoY (In(InNTNTbillionsbillionsexceptexceptotherwiseotherwisenoted) noted) GuidanceResults ActualGuidanceActual Net NetSales Sales112.25109 93.86 — 111 104.96 92 — 94 89.94 5.5% 6.9% 25.2% 24.8% Gross Margin50.0%48% — 50% 49.5% 47.7% +0.5 ppt +2.3 ppts Gross Margin 47.8%46% — 48% +2 ppt +1.8 ppt Operating Margin38.4%36% — 38% 38.6% 35.6% -0.2 ppt +2.8 ppts Operating Margin 39.2%37% — 39% +2.8 ppt +2.6 ppt EPS — Diluted (NT$)1.81 1.55 1.18 16.5% 54.0% EPS — Diluted (NT$) 1.31 14.3% 24.3% Free Cash Flow21.80 -3.79 14.62 675.2% 49.1% Free Cash Flow 39.98 51.9% 12.9% ROE (%)36.5% 31.6%27.3% +4.9 ppts +9.2 ppts ShipmentROE (%)(Kpcs, (1) 8"-equiv. 27.9% +2.9 ppt +5.3 ppt Wafer)3,191 2,9272,445 9.0% 30.5% Average Exchange Rate— 2,357 5.9% 37.2% NTD/USD Shipment (Kpcs, 8"-equiv. Wafer)31.94 31.81 32.80 0.4% -2.6%
* Total outstanding shares were 25,907mn units at 9/30/10
** ROE figures are annualized based on average equity attributable to shareholders of the parent.
© 2010 TSMC, Ltd

Income Statements
TSMC Property
(In NT billions except otherwise noted) 3Q10 2Q10 3Q09 QoQ YoY Net Sales112.25 104.96 89.94 6.9% 24.8% Gross Margin 50.0% 49.5% 47.7% +0.5 ppt +2.3 ppts Operating Expenses (13.06) (11.46) (10.87) 14.0% 20.1% Operating Margin 38.4% 38.6% 35.6% -0.2 ppt +2.8 ppts Non-Operating Items 5.71 1.41 0.52 304.1% 998.6% Long-Term Investment Gains 0.90 0.53 0.45 70.5% 98.9% Taxes(2.55) (1.94) (2.28) 31.3% 11.7% Net Income 46.94 40.28 30.55 16.5% 53.6% Net Margin 41.8% 38.4% 34.0% +3.4 ppt +7.8 ppts EPS (NT Dollar) 1.81 1.55 1.18 16.5% 54.0%
© 2010 TSMC, Ltd

3Q10 Revenue by Applications
TSMC Property
Industrial/Others Consumer 17% Computer 14% 25%
Communications 44%
Communications Computer Consumer 50.0 QoQ +13% 50.0 50.0 B) B) $ $ B) (NT $ (NT (NT
QoQ -7%
Revenue Revenue Revenue QoQ +4% 0.0 0.0 0.0
2Q10 3Q10 2Q10 3Q10 2Q10 3Q10
© 2010 TSMC, Ltd

3Q10 Revenue by Technology

TSMC Property



0.25/0.35um
8%
0.5um+
3%
40nm
17%
65nm
29%
90nm
14%
0.11/0.13um
12%
0.15/0.18um
17%



65nm/40nm Revenue
Revenue (NT$B)
% of Sales (%)
50
45
40
35
30
25
20
15
10
5
0
50%
40%
30%
20%
10%
0%
1Q08
3Q08
1Q09
3Q09
1Q10
3Q10
40nm Rev (NT$B)
65nm Rev (NT$B)
40/65nm combined as % of Sales

Open Innovation Platform™

© 2010 TSMC, Ltd

Balance Sheets & Key Indices
TSMC Property
Selected Items from Balance Sheets 3Q10 2Q10 3Q09 (In NT billions excepted otherwise noted) Amount % Amount % Amount % Cash & Marketable Securities 167.21 25.0% 206.54 30.3% 180.32 33.3% Accounts Receivable — Trade 47.38 7.1% 48.06 7.1% 35.88 6.6% Inventory26.664.0% 24.80 3.6% 19.18 3.5% Long-Term Investment 39.78 6.0% 40.96 6.0% 38.55 7.1% Net PP&E349.1852.3% 328.47 48.3% 236.82 43.7% Total Assets667.55 100.0% 680.78 100.0% 541.90 100.0% Current Liabilities109.24 16.4% 166.27 24.4% 55.01 10.2% Long-Term Interest-bearing Debt 12.18 1.8% 12.35 1.8% 14.35 2.6% Total Liabilities126.65 19.0% 183.90 27.0% 75.27 13.9% Total Shareholders’ Equity 540.90 81.0% 496.87 73.0% 466.63 86.1% Key Indices A/R Turnover Days39 39 36 Inventory Turnover Days 47 45 41 Current Ratio (x)2.3 1.7 4.4 Asset Productivity (x)(1) 1.3 1.3 1.6
(1) Asset productivity = Annualized net sales / Average net fixed assets.
© 2010 TSMC, Ltd

Cash Flows
TSMC Property
(In NT billions except otherwise noted) 3Q10 2Q10 3Q09 Beginning Balance 172.49 159.80 239.52 Cash from operating activities 63.95 48.93 46.66 Capital expenditures (42.15) (52.72) (32.04) Cash dividends (77.71) 0.00 (76.88) Proceeds from short-term loans 19.83 17.76 0.00 Investments and others (4.14) (1.28) (20.32) Ending Balance 132.27 172.49 156.94 Free Cash Flow (1) 21.80 (3.79) 14.62
(1) Free cash flow = Operating cash flow — Capital expenditures.
© 2010 TSMC, Ltd

Installed Capacity
2010 Overall Capacity +14%; Advanced Capacity +37%
TSMC Property
| | | | | |
2009 1Q10 2Q10 3Q10 4Q10 2010
FAB / (Wafer size)(A) (A) (A) (A) (F) (F) Fab-2(6”) (1) 1,121 254 236 255 255 1,000 Fab-3(8”) 1,150 267 282 300 300 1,149 Fab-5(8”) 599 139 144 141 141 564 Fab-6(8”) 1,154 269 280 282 282 1,113 Fab-8(8”) 1,066 247 253 254 255 1,009 Fab-12( 12”) (2)879 269 300 309 315 1,194 Fab-14( 12”) (2)958 261 299 360 406 1,326
WaferTech( 8”)431 106 107 108 108 429 TSMC China( 8”) 531 132 134 145 147 557 TSMC & Subsidiaries 9,695 2,497 2,680 2,879 2,997 11,053 (8” Equivalent Kpcs) SSMC( 8”)259 69 69 69 69 276 Total TSMC-managed 9,955 2,566 2,749 2,948 3,066 11,329 (8” Equivalent Kpcs)
(1) Figures represent number of 6” wafers. Conversion to 8"-equivalent wafers is obtained by dividing this number by 1.78. (2) Figures represent number of 12” wafers. Conversion to 8"-equivalent wafers is obtained by multiplying this number by 2.25.
© 2010 TSMC, Ltd

Capital Expenditures
TSMC Property
(In US millions) 1Q10 2Q10 3Q10 YTD TSMC1,433 1,645 1,275 4,353 XinTec and GUC 2 4 10 16 TSMC China & WaferTech 8 7 34 49 Other TSMC Subsidiaries 1 1 0 2 TSMC Consolidated 1,444 1,657 1,319 4,420
Note: 2010 CapEx was based on the weighted average exchange rate of NT$31.900 per US dollar.
© 2010 TSMC, Ltd

4Q10 Guidance
Revenue to be between NT$107 billion and NT$109 billion, at a forecast exchange rate of 30.60 NT dollars to 1 US dollar
Gross profit margin to be between 48% and 50% Operating profit margin to be between 35.5% and 37.5%
TSMC Property
© 2010 TSMC, Ltd

Recap of Recent Major Events
TSMC Begins Building Solar R&D Center and Fab in Central Taiwan ( 2010/09/16 ) TSMC Was Named the Semiconductor Sector Leader in 2010 Dow Jones
Sustainability Index (DJSI) Survey and Included as Index Component for the 10th Consecutive Year ( 2010/09/09 )
ARM and TSMC Sign Long-Term Strategic Agreement That Enables Broad Processor and Physical IP Optimization on TSMC’s Most Advanced Technology Nodes ( 2010/07/20 )
TSMC Begins Construction on GigafabTM In Central Taiwan ( 2010/07/16 )
TSMC Property
* Please visit TSMC’s Web site (http://www.tsmc.com) for details and other announcements
© 2010 TSMC, Ltd

CEO Message
I. 3Q, 4Q and Year 2010 II. Supply Chain Inventory and 2011 Outlook III. Mission and Strategy IV. New Technologies V. New Businesses (LED and Solar)

http://www.tsmc.com invest@tsmc.com
TSMC Property
© 2010 TSMC, Ltd

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: October 28, 2010	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer